Vampire Corporation

Financial Statements

Unaudited

As of inception – January 4th, 2023

Vampire Corporation
Balance Sheet
As of March 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
10000 First Republic Checking	$	**1,000.00**
Accounts Receivable		
11000 Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	**0.00**
Other Current Assets		0.00
11500 Allowance for bad debts		0.00
12000 Inventory Assets		0.00
13000 Prepaid expenses		0.00
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**0.00**
Fixed Assets		
14000 Tools, machinery, and equipment		0.00
Total Fixed Assets	$	**0.00**
TOTAL ASSETS	$	**1,000.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)		0.00
Total Accounts Payable	$	**0.00**
Credit Cards		0.00
Other Current Liabilities		0
Total Current Liabilities		0.00
Total Liabilities	$	**0.00**
Equity	$	**1,000.00**
31000 Retained Earnings		
Net Income		
Total Equity		
TOTAL LIABILITIES AND EQUITY	$	**1,000.00**

Vampire Corporation
Profit and Loss
January - March 2023

		Total
Income		
41000 Wholesale Sales		0.00
41100 Direct Wholesale Sales		0.00
Total 41000 Wholesale Sales	$	**0.00**
42000 Retail Sales		0.00
42100 Direct to Consumer Sales		0.00
42200 Minibar Sales		0.00
42300 Vampire Wine Club Sales		0.00
42450 Amazon Sales		0.00
42500 Shipping Income		0.00
42600 Refunds		0.00
42700 Discounts given		0.00
Total 42000 Retail Sales	$	**0.00**
43000 Licensing Income		
Total Income	$	**0.00**
Cost of Goods Sold		0.00
50000 Cost of Goods Sold		0.00
51000 Customs and Duties		0.00
52000 Direct Costs of Product		0.00
53000 Freight In		0.00
54000 Internet Shipping Expense		0.00
55000 Merchant Account Fees		0.00
56000 Printing and Packaging		0.00
57000 Shipping Supplies		0.00
58000 Warehousing & Fulfillment		0.00
59000 Wine Capes		0.00
Total 50000 Cost of Goods Sold	$	**0.00**
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
60000 Marketing Expenses		0.00
60100 Commissions Paid		0.00
60150 Label Design		0.00
60200 Marketing Contractors		0.00
60300 Other Advertisting		0.00
60400 Facebook Advertising		0.00
60500 Trade Show		0.00
60600 Rocket Powered Media		0.00
60700 Website		0.00
60800 Wine Competitions		0.00
Total 60000 Marketing Expenses	$	**0.00**
61000 Office & Administrative Expenses		

61100 Bank Fees & Service Charges		0.00
61200 Business Licenses		0.00
61400 Dues & Subscriptions		0.00
61500 Insurance		0.00
61550 Loan Origination Fee		0.00
61600 Office Supplies		0.00
61700 Rent		0.00
61800 Repairs & maintenance		0.00
61900 Research & Development		0.00
62000 Shipping & postage		0.00
62100 Software & apps		0.00
62200 Taxes paid		0.00
62300 Utilities		0.00
Alcohol licenses and fees		0.00
Total 61000 Office & Administrative Expenses	**$**	**0.00**
63000 Personnel Expenses		0.00
63100 Contract Labor		0.00
63200 Health Insurance Premiums		0.00
63300 Medical Payments		0.00
63400 Professional Fees		0.00
63410 Accounting		0.00
63420 Legal Fees		
Total 63400 Professional Fees	**$**	**0.00**
Total 63000 Personnel Expenses	**$**	**0.00**
64000 Travel Expenses		0.00
64100 Airfare		0.00
64200 Automobile Expenses		0.00
64210 Auto Lease		0.00
64220 Maintenance & Registration		0.00
64230 Parking & Tolls		0.00
64240 Gas		0.00
Total 64200 Automobile Expenses	**$**	**0.00**
64300 Hotels		0.00
64400 Meals		0.00
64500 Taxis or shared rides		0.00
64600 Vehicle rental		0.00
Total 64000 Travel Expenses	**$**	**0.00**
Contributions to charities		0.00
Interest paid		0.00
Total Expenses	**$**	**0.00**
Net Operating Income	**$**	**0.00**
Other Income		
Interest earned		0.00
Total Other Income	**$**	**0.00**
Net Other Income	**$**	**0.00**
Net Income	**$**	**0.00**

Vampire Corporation
Statement of Cash Flows
January - March 2023

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Allowance for bad debts	0.00
Inventory Purchases	0.00
Accounts Payable (A/P)	0.00
Sales tax to pay	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ 0.00**
FINANCING ACTIVITIES	
Net cash provided by financing activities	**$ 1,000.00**
Net cash increase for period	
Cash at beginning of period	0.00
Cash at end of period	**$ 1,000.00**

STATEMENT OF CHANGES IN OWNER EQUITY

Vampire Corporation Statement of Changes in Stockholder Equity

Common Shares

	# of shares	$ Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder Equity
Beginning Balance at 1/1/2023	-	-			
Sales of Stock	8,000,000	1,000	-	-	1,000
Net Loss					-
Ending Balance 3/31/2023	8,000,000	1,000	-	-	1,000
Sales of Stock					
Shared-Based Compensation					
Dividends					
Net Loss					
Ending Balance 3/31/2023	8,000,000	1,000			1,000

VAMPIRE CORPORATION NOTES

Vampire Corporation ("Vampire Corp" or "The Company") was formed in early January 2023 as an offshoot from Vampire Family Brands, LLC ("VFB").

Vampire Corporation is a California Corporation with a single class of 20 million shares authorized, of which 8,112,336 shares have been issued.

Vampire Corp has acquired the exclusive rights to use the VAMPIRE and related trademarks, such as DRACULA, TRUEBLOOD, and FANGRIA, from Vampire Family Brands, LLC ("VFB") which owns various trademark registrations for these marks for wines and spirits, coffee, chocolate, tacos, burgers, glassware, restaurant and bar services, etc., giving Vampire Corp three ongoing recurring revenues streams. In exchange for the rights to use the trademarks and vampire.com, the Company has agreed to pay VFB a 5% licensing fee of gross receipts.

Those three revenue streams include (i) wholesale sales of Vampire wine and other wines to a network of distributors and retailers in 44 states, including Cost Plus World Market and the Yard House chain of restaurants; (ii) direct to consumer sales from vampire.com including sales of VAMPIRE wine, DRACULA wine, TRUEBLOOD wine, FANGRIA, VAMPIRE coffee, VAMPIRE chocolate and related goods; and (iii) wholesales sales of distilled spirits, including VAMPYRE vodka, and the soon to be launched range of ready-to-drink ("RTD") cocktails including the forthcoming Vampire Spirits Absinthe RTD cocktail in a can.

The alcohol beverage industry is highly regulated and requires not just federal licenses but licenses in almost every state to do business. Often the various states want all owners to fill out numerous forms asking for personal information. In order to deal with the complications of having numerous shareholders and the Company have to do its own alcohol compliance reporting, VFB will act like other compliance companies in the industry such as MHW or Park Street Imports and will hold all required licenses, be responsible for all regulatory reporting, and hold the inventory, paying for the warehousing and storage costs for a fee of 5% of the gross receipts. Said fee includes warehousing and storage fees which could otherwise become very costly.

VFB will continue to handle all government regulatory compliance issues regarding alcohol and act as back-office administrator for Vampire Corp which will pay VFB an administrative fee of 5% to cover the compliance costs, licensing fees, storage, and other warehousing fees.

VFB has agreed to transfer the equitable rights to approximately $300,000 worth of opening inventory which Vampire Corp has agreed to repay over 5 years with 5% interest. The closing date of the inventory transfer is the date of filing of the first Form C filing with the SEC at which time the inventory count will be updated to reflect the updated costs, which may increase or decrease depending on the length of the time before the Form C is filed and ongoing sales and ongoing purchases of inventory by VFB.

VFB has agreed to share its office space with Vampire Corp at no charge to Vampire Corp for at least the first full year of business.

Subsequent to the date of the last balance sheet, Vampire Family Brands, LLC prepaid for additional inventory, including the forthcoming production of Vampire Spirts ready-to-drink absinth cocktail which The Company will assume once the Form C is filed with the SEC.

The Company currently relies upon certain suppliers including its wine and spirits producers and dry goods manufacturers. There is a risk there may be delays in production due to Vampire Corporation's manufacturing partners deciding to service its other customers and filling their needs prior to fulfilling Company's needs. There is a risk, Vampire Corporation may have to source new manufacturing partners from time to time, which could disrupt Company's supply of products and create additional costs while leading to decreased sales if Company runs out of product.

Almost all of the Company's projected revenue will come from the alcohol beverage industry. Any material change in laws or regulations can have an impact on Company's revenues.

The Company's predecessor company, Vampire Family Brands, LLC had three customers that together accounted for 25% of its revenues. The Company is expected to have this same concentration of revenue for at least the next twelve months.

The Company's online sales division is expected to grow. The company gets paid from the credit card companies within a couple of days from each sale and recognizes income upon payment from the credit card companies. The company generally ships its product within a day or two of receiving an order. The foregoing applies for a subscription order - revenue is recognized upon receipt of funds from the credit card company and subscriptions are filled within a day or two of receipt. Returns are not generally accepted by us.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated sample allowances. In the alcohol business returns, generally speaking are prohibited by law.

Upon the filing of the Form C, Vampire Corporation will have acquired approximately $300,000 in inventory for which it will owe Vampire Family Brands. The note is payable over 5 years with 5% interest.